Exhibit 99.9

     Flamel Technologies S.A. (the “Issuer”) informed the Depositary on May 18, 2005 that it believes that “substantial opposition” exists with respect to the resolutions proposed by management of the Issuer calling for the re-election of the incumbent directors and the election of Mr. James C. Smith and Mr. David Deming. Accordingly, under the terms of the Deposit Agreement, if no instructions are received with respect to proposals three through ten by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before June 15, 2005, the Depositary shall abstain from voting such Deposited Securities in favor of the resolutions proposed by the Issuer (Resolutions 3 through 10) and against the resolutions proposed by the OSS Group (Resolutions 18 to 21). If the Depositary does not receive voting instructions from any Owner on or before June 15, 2005 with respect to Resolutions 1, 2, 11, 12, 13, 14, 15, 16 and 17, the Depositary intends to vote in accordance with management’s instructions in respect of such proposals in accordance with the terms and conditions of the Depositary Agreement (i.e. in favor of Resolutions 1, 2, 11, 12, 13, 14, 16 and 17 and against Resolution 15).

     NOTE:

     The board of directors has authorized the retention of a proxy solicitation firm to assist in the solicitation of voting instructions in favor of the resolutions supported by the Board of Directors and against the resolutions proposed by the OSS Group and to pay such firm’s customary fees.

     NOTE:

     As registered owners of American Depositary Shares are not registered as holders of Shares on the registry maintained by or on behalf of Flamel Technologies, S.A., in accordance with French company law and the statuts of the Flamel Technologies S.A., registered owners of American Depositary Shares have no standing to (i) appear and vote at any meeting of holders of Shares, or (ii) propose any resolution at any shareholders’ meeting. If a holder of American Depositary Shares wishes to appear and vote at any meeting of the holders of Shares, or to propose any resolution at such meeting, such holder must surrender its receipts and withdraw the corresponding Deposited Securities pursuant to Section 2.5 of the Deposit Agreement and become registered on the registry maintained by or on behalf of Flamel Technologies S.A. at least one (1) Paris Business Day prior to the date of the relevant shareholders’ meeting to appear and vote at such meeting.

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and	☒
Return the Proxy Card	Votes must be
Promptly Using the	indicated (x) in Black
Enclosed Envelope.	or Blue ink.

	Resolutions approved by the				Resolutions approved by the board
	board of directors				of directors
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1	☐	☐	☐	13	☐	☐	☐
2	☐	☐	☐	14	☐	☐	☐
3	☐	☐	☐	16	☐	☐	☐
4	☐	☐	☐	17	☐	☐	☐
5	☐	☐	☐
6	☐	☐	☐		Resolutions not approved by the board of directors
7	☐	☐	☐		FOR	AGAINST	ABSTAIN
8	☐	☐	☐	15	☐	☐	☐
9	☐	☐	☐	18	☐	☐	☐
10	☐	☐	☐	19	☐	☐	☐
11	☐	☐	☐	20	☐	☐	☐
12	☐	☐	☐	21	☐	☐	☐

To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

Flamel Technologies S.A.
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. on June 15, 2005)

      The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on May 16, 2005 at the Ordinary General Meeting of Shareholders of Flamel Technologies S.A. to be held on June 22, 2005 in respect of the resolutions specified on the reverse.

NOTE:

   Please direct the Depositary how it is to vote by placing an X in the appropriate box beside each resolution.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.